UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-108125

Citigroup Commercial Mortgage Securities Inc.
(Exact name of registrant as specified in its charter)

388 Greenwich Street, New York, New York 10013
(212) 816-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Citigroup Commercial Mortgage Securities Inc.,
Commercial Mortgage Pass-Through Certificates, Series 2005-C3
Classes A-1, A-2, A-3, A-4, A-SB, A-1A, A-MFL, A-M, A-J, B, C & D
(Title of each class of securities covered by this Form)

Not Applicable
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 55

Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Commercial Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity as Trustee under the Pooling and Servicing Agreement on behalf of Citigroup Commercial Mortgage Securities Inc.., Registrant

Date: January 27, 2006	By:/s/ Cynthia Reis Name: Cynthia Reis Title: Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.